UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 15

COMMISSION FILE NUMBER 333-50199

RWD Technologies, Inc.
Amended and Restated Employee Stock Purchase Plan
(Formerly known as RWD Technologies, Inc. 1997 Employee Stock Purchase Plan)
(Exact name of registrant as specified in its charter)

5521 Research Park Drive, Baltimore, Maryland 21228
(410) 869-1000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, par value $0.10 per share
(Title of each class of securities covered by the Form)

None
(Titles of all other classes of securities for which a duty to file report under section 13(a) or 15(d) remains)

        Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) Rule 12g-4(a)(1)(ii) Rule 12g-4(a)(2)(i) Rule 12g-4(a)(2)(ii)	☐ ☐ ☐ ☐	Rule 12h-3(b)(1)(i) Rule 12h-3(b)(1)(ii) Rule 12h-3(b)(2)(i) Rule 12h-3(b)(2)(ii) Rule 15d-6	☐ ☐ ☐ ☐ ☒

        Approximate number of holders of record as of the certification or notice date: None

        Pursuant to the requirements of the Securities and Exchange Act of 1934, the Compensation Committee of the Board of Directors of RWD Technologies, Inc. has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 3, 2003	By:	/s/ Laurens MacLure, Jr. Laurens MacLure, Jr., Vice President, General Counsel and Secretary

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities and Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.